Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Zealand Pharma A/S (the “Company”) on Form S-8 of our report dated December 7, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of Valeritas Holdings, Inc. as of and for the year ended December 31, 2019 appearing in the Form 6-K of Zealand Pharma A/S dated March 10, 2021. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

Boston, MA

October 1, 2021